Interoffice Memorandum

Date:     April 17, 2009

To:     File, Dwain Akins, Christine Benefield

From:     Rex Hemme

Re:     Reasonableness Representation for Variable Products for 2008

Section 26(f) of the Investment Company Act of 1940 requires that variable life and annuity contracts comply with a “reasonableness requirement” with respect to the aggregate fees and charges of the contracts. Additionally, the insurance company issuing the contracts must expressly represent in the contracts’ SEC registration statement that the aggregate fees and charges deducted under the contracts are reasonable. Such representation must be made in all registration statements or post-effective amendments for variable contracts and in each annual amendment to those registration statements.

While the 1996 Amendments to the 1940 Act, codified in part as Section 26(e) of said Act, require that charges be “reasonable”, not much guidance is given for what constitute “reasonable” charges. Said Section does state, however, that “the fees and charges deducted under the contract shall include all fees and charges imposed for any purpose and in any manner.” The House Report refers explicitly to “all fees and charges . . . including, without limitation, marketing, sales and distribution charges, compensation for investment advisory, administrative, custodial, transfer agent, or other services; insurance charges; and charges related to taxes imposed on the sponsoring insurance company; and including, without limitation, charges imposed directly . . . on the assets of the registered separate account.”

The foregoing paragraph still does not address the issue of what constitutes “reasonable” charges. For purposes of this demonstration, continuing my practice of the last ten years, I am defining “reasonable” to be limited to the sum of the following:

•

Directly identifiable expenses incurred by departments which serve only the variable lines of business. These departments are the administrative and accounting departments which handle the daily trades and any administration associated with variable products and the cost centers into which legal and other professional fees pertaining to variable products are booked.

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A judgemental allocation of the expenses of other administrative departments’ actual expenses (including overhead allocations thereto). The judgements were based primarily on discussions with administrative management. I judged most of these expenses to be associated with maintenance activity. However, I judged the allocated underwriting expense to be associated with acquisition. I will discuss the treatment of acquisition expense in more detail later.

•

Premium taxes paid on variable business. Since these amounts are not separately identifiable, I estimated them on the basis of the ratio of variable premiums to total premiums. This was done separately for life insurance and annuities.

•	The amount of commissions paid on the variable business. Renewal commissions were treated as maintenance expenses, while first year commissions were treated as acquisition expenses.

•	Marketing, or field office, expenses. These are home office non-administrative expenses and are treated as acquisition expenses.

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Insurance costs. This should not be confused with charges for insurance, since the latter are “grossed up” to provide a source of expense coverage and profit to the company. In my opinion the best estimate of actual costs of insurance would be the theoretical premiums payable under our reinsurance treaties applicable to new issues as if all the business were ceded under those treaties rather than under treaties in effect on the dates the policies were sold. This theoretical number is not available, but I have approximated the figure based on an analysis of recent business by age, sex and underwriting class.

•

A provision for profit. Our profit objectives, after income taxes, are 1.75% of premium income for variable life insurance and .25% of mean assets in force for variable annuities. These figures should be “grossed up” to allow for income taxes to be paid at a 35% tax rate. The resulting pre-tax profit margins are 2.69% and .385%, respectively.

•

As noted, I deem some of the expenses to be acquisition expenses. Since there are no loads in the product which are collected only in the first year, I believe that it is appropriate to spread the acquisition expenses over the policies’ expected lifetimes for comparison with the loads assessed. That is, a portion of loads in all policy years should be assumed to recover the acquisition expense. Based on an assumed discount rate of 10% and assumed policy termination from all causes of 20% in the first year, 15% in the second year, 12% in the third year, 10% in the fourth year and 8% in each succeeding year, I estimated that 20% of acquisition costs should be recovered in the year of issue, 16% in the next year, 13.6% in the third year, and so forth.

Based on the foregoing, the limit of “reasonable” charges in the aggregate over all six variable products would be as computed as follows for 2008:

Expense Summary for 2008

Maintenance		Variable Life	Variable Ann
Admin. - Directly identifiable		1,745,268	1,051,891
Admin. - Allocated		-666,400	-756,508

Renewal field compensation		1,799,591	3,231,334

Premium Taxes		631,577	57,185

Claims allowance		2,319,978	263,725

Profit Allowances		704,022	1,450,485

Acquisition
Underwriting		1,456,478
Field office expenses		1,624,025	209,721
First year field compensation		1,158,678	2,338,214
TOTAL 2008 Acq. Cost * .2		847,836	509,587

Total 2007 Acq. Cost *	0.160	849,849	711,242
Total 2006 Acq. Cost *	0.136	957,240	424,895
Total 2005 Acq. Cost *	0.120	734,399	357,119
Total 2004 Acq. Cost *	0.108	561,011	482,488
Total 2003 Acq. Cost *	0.099	461,348	224,711
Total 2002 Acq. Cost *	0.091	569,642	159,962
Total 2001 Acq. Cost *	0.084	502,133	191,436
Total 2000 Acq. Cost *	0.077	587,022	146,017
Total 1999 Acq. Cost *	0.071	383,359	183,029
Total 1998 Acq. Cost *	0.065	405,595	173,952
Total 1997 Acq. Cost *	0.060	304,303	38,374
Prior Years Acq. Cost		N/A	N/A

Total Expenses plus Claims		13,697,772	6,018,675

Loads Earned in 2008
Asset Fees		1,506,060	2,021,254
CoIs		7,975,194
Surr Chgs		2,952,122	1,078,429
Exp Loads		4,139,807	2,561,282

Total Loads Earned		16,573,183	5,660,965

Conclusions

The foregoing analysis indicates for annuities that the total of actual expenses, the value of insurance protection, and a provision for profit clearly exceed our current level of variable product charges. For variable life, while the loads exceed the expense, etc. the two are close. Thus, in my opinion, the charges assessed against our variable product policy owners meet at least one interpretation of the term “reasonable.”